Exhibit 1

Media Relations Jorge Pérez +52 (81) 8259-6666 jorgeluis.perez@cemex.com	Analyst and Investor Relations Alfredo Garza / Fabián Orta +1 (212) 317-6011 +52 (81) 8888-4327 ir@cemex.com

CEMEX REPORTS HIGHEST EBITDA GROWTH IN A DECADE,

WITH GREAT PROGRESS ON CLIMATE ACTION AGENDA

•	EBITDA grew 18% and Net Sales grew 14% driven by higher volumes and solid pricing performance in all core products during the year.

•	Consolidated cement prices grew 5%, the largest annual pricing gain since 2016.

•	Achieved leverage below 3 times[1] in 2021, with eyes on Investment Grade rating.

•	Consolidated its Climate Action leadership: Record reduction in CO2 emissions.

MONTERREY, MEXICO. FEBRUARY 10, 2022 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today strong results for the full year 2021 with double-digit EBITDA growth, the highest in more than a decade, coupled with a double-digit increase in sales driven by higher volumes and robust pricing in all core products in all regions. EBITDA margin increased 0.8 percentage points in the year, despite headwinds in energy and import costs. CO2 emissions declined 4.4 percentage points, the largest annual decline the company has ever achieved.

CEMEX’s Consolidated 2021 Full Year and Fourth Quarter Financial and Operational Highlights.

•	Net Sales increased 14% to US$14,548 million in 2021, and 3% to US$3,618 million in fourth quarter.

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Operating EBITDA increased 18% to US$2,861 million in 2021, and 3% to US$651 million in fourth quarter. Operating EBITDA proforma[2] increased 18% to US$2,901 million in 2021, versus $2,455 million in 2020.

•	Operating EBITDA margin expanded 0.8pp in 2021, to 19.7%, and declined by 0.1pp, to 18.0% in fourth quarter.

•	Free Cash Flow after Maintenance Capital Expenditures rose 15% in 2021, reaching US$1,101 million, and US$332 million in fourth quarter.

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Controlling Interest Net Income was US$753 million in 2021 versus a loss of US$1,467 million in 2020, due to an impairment charge in 2020. In the fourth quarter, Controlling Interest Net Income was US$195 million versus US$70 million in the same quarter of 2020, an increase of 179%.

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CEMEX advanced significantly on its investment grade goal, reducing its leverage ratio[1] by 1.4x, to 2.73x in 2021. Consolidated net debt was reduced by US$2,265 billion[1], achieving the longest average life of debt in more than a decade, at 6.2 years.

“We are very pleased to report exceptional financial and strategic performance during 2021, despite the unprecedented challenges from COVID and cost inflation. I am proud of our efforts, the organization, and how we responded to the unique circumstances of the year,” said Fernando A. González, CEO of CEMEX. “In 2021, under our Future in Action program, we accelerated our climate action ambition, establishing more aggressive 2030 decarbonization goals as well as a detailed plant by plant roadmap to reach the targets. With our enhanced roadmap in place, we achieved our lowest carbon emission level on record and our largest annual year over year decline. And we pushed the boundaries on innovation – introducing new sustainable products and developing breakthrough decarbonization technologies. Our performance gives me great confidence that we can reach not only our 2030 climate goal but also our Net Zero ambition.”

Geographical Markets 2021 Full Year and Fourth Quarter Highlights

Net Sales in Mexico increased 23% in 2021, to US$3,466 million, and 1% in fourth quarter, to US$841 million. Operating EBITDA increased 25% in 2021, to US$1,163 million, and decreased 9% in fourth quarter, to US$243 million.

CEMEX’s operations in the United States reported Net Sales of US$4,355 million in 2021, an increase of 9%, and US$1,094 million in fourth quarter, an increase of 8%. Operating EBITDA increased 2% to US$762 million in 2021 and decreased 7% to US$174 million in fourth quarter.

In the Europe, Middle East, Africa and Asia region, Net Sales increased by 10% in 2021, to US$4,825 million, and 1% in fourth quarter, to US$1,197 million. Operating EBITDA was US$676 million in 2021, 8% higher, and US$165 million for the fourth quarter, 4% higher.

CEMEX’s operations in the South, Central America and the Caribbean region, reported Net Sales of US$1,567 million in 2021, an increase of 16%, and US$391 million in fourth quarter, an increase of 2%. Operating EBITDA increased by 24% to US$421 million in 2021 and increased 3% to US$99 million in the fourth quarter.

CEMEX is a global construction materials company that is building a better future through sustainable products and solutions. CEMEX is committed to achieving carbon neutrality through relentless innovation and industry-leading research and development. CEMEX is at the forefront of the circular economy in the construction value chain and is pioneering ways to increase the use of waste and residues as alternative raw materials and fuels in its operations with the use of new technologies. CEMEX offers cement, ready-mix concrete, aggregates, and urbanization solutions in growing markets around the world, powered by a multinational workforce focused on providing a superior customer experience, enabled by digital technologies. For more information, please visit: www.cemex.com

1)	Calculated in accordance with our contractual obligations under the 2021 Credit Agreement.
2)

Proforma including operations in Costa Rica and El Salvador. CEMEX announced in December 2021 an agreement for the sale of these operations. Reported numbers treat these operations as discontinued operations for the years 2021 and 2020.

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CEMEX assumes no obligation to update or correct the information contained in this press release. This press release contains forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. The content of this press release is for informational purposes only, and you should not construe any such information or other material as legal, tax, investment, financial, or other advice. CEMEX is not responsible for the content of any third-party website or webpage referenced to or accessible through this press release.

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